Exhibit 99.1

Saifun Semiconductors Announces a Special General Meeting of its Shareholders

Netanya, Israel, November 6, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a leading provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that a Special General Meeting of its shareholders would be held on Thursday, December 20, 2007, at 16:00 pm Israel time, at the offices of the Company at 6 Arie Regev Street, Netanya, Israel. The Special General Meeting is being called for the following purposes:

(1)	To consider and vote upon the proposal to approve (i) the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007, by and among Saifun, Spansion Inc., a Delaware corporation, and Atlantic-Star Merger Sub Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of Spansion, and the merger of Atlantic-Star Merger Sub with and into Saifun under the provisions of the Israeli Companies Law, 1999, so that Saifun will become a wholly owned subsidiary of Spansion and (ii) all other transaction contemplated under the Agreement and Plan of Merger and Reorganization, including the cash distribution of up to US$163,302,555 (but not less than US$158,296,472) in the aggregate to all holders of record of ordinary shares of Saifun as of immediately prior to the closing of the merger pro rata in accordance with their shareholdings;

(2)	To transact any other business that properly comes before the special general meeting or any adjournment or postponement of the meeting, including voting on the adjournment or postponement of such meetings.

        Only shareholders of record at the close of business on November 11, 2007, the record date, are entitled to notice of and to vote at the special general meeting and any adjournments or postponements of the meeting, in person or by proxy.

        The presence at the special general meeting of two or more Saifun shareholders (in person or by proxy), who collectively have at least 33 1/3% of Saifun’s voting power, will constitute a quorum. Should no quorum be present one-half hour after the time scheduled for the special general meeting, the meeting shall be adjourned to one week from that day, at the same time and place. The quorum at the adjourned meeting shall be two or more Saifun shareholders (in person or by proxy), who collectively have at least 20% of Saifun’s voting power. If within half an hour of the time appointed for the deferred meeting, such required quorum is not present, the adjourned meeting shall be convened, provided at least two shareholders are present in person or by proxy, and such two or more shareholders shall constitute a lawful quorum.

        The merger cannot be completed unless a majority of the Saifun shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the Saifun special general meeting approve the merger agreement and transactions related to the merger, including but not limited to the cash distribution described above. Under Israeli law, holders of Saifun ordinary shares are not entitled to statutory dissenters’ rights in connection with the merger. The merger agreement provides for certain transactions with respect to which Saifun’s controlling shareholder, Dr. Boaz Eitan, has a personal interest (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun) with respect to which the Israeli Companies Law requires (in addition to the level of approval described above) that either: (i) the majority at the special general meeting approving such matters shall include at least one-third of the voting power of the shareholders who do not have a personal interest present and voting at the special general meeting in person or by proxy; or (ii) the total votes cast in opposition by shareholders who do not have a personal interest shall not exceed 1% of the voting power of Saifun.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or around November 13, 2007, to all shareholders entitled to vote at the special general meeting. Such proxy statement shall also be filed on a Form 6-K and will be available on Saifun’s website www.saifun.com on or around November 12, 2007. Signed proxy cards may be delivered to Saifun through the office of its transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave., Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the special general meeting in order for the proxy to be qualified to participate in the special general meeting. In accordance with the Israeli Companies Law, 1999 and regulations promulgated thereunder, any shareholder of Saifun may address Saifun, no later than November 21, 2007, and submit a position paper on his or her behalf.

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows companies to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a similar manufacturing process for all NVM segments. Saifun licensees license Saifun technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Lee Roth / Marybeth Csaby
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1209 / 212-896-1236
marshas@saifun.com	lroth@kcsa.com / mcsaby@kcsa.com

Safe Harbor Statement
        Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.